UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

AudioEye, Inc. (Name of Issuer)

Common Stock (Title of Class of Securities)

050734-10-2
(CUSIP Number)

David L. Ficksman, Esq.
1801 Century Park East, Suite 1600
Los Angeles, California 90067
310-789-1290
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No. 050734-10-2

1. Name of reporting person: Bradley Brothers, LLC

2. Check the appropriate box if a member of a group (See instructions):

(a) ☐
(b) ☐

3. SEC use only:

4. Source of funds: OO See Item 3

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (d): ☐

6. Citizenship or place or organization: Arizona

Number of shares beneficially owned by each reporting person with:

7. Sole voting power:

8. Shared voting power: 11,296,067 shares of Common Stock

9. Sole dispositive power:

10. Shared dispositive power: 11,296,067 shares of Common Stock

11. Aggregate amount beneficially owned by each reporting person:

11,296,067 shares of common stock

12. Check if the aggregate amount in row 11, above, excludes certain shares (See Instructions): ☐

13. Percent of class represented by amount in row 11, above:

26.24%

14. Type of reporting person (See Instructions):

OO (limited liability company)

CUSIP No. 050734-10-2

1. Name of reporting person: Nathaniel Bradley

2. Check the appropriate box if a member of a group (See instructions):

(a) ☐
(b) ☐

3. SEC use only:

4. Source of funds: OO See Item 3

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (d): ☐

6. Citizenship or place or organization: United States

Number of shares beneficially owned by each reporting person with:

7. Sole voting power: 3,001 shares of Common Stock

8. Shared voting power: 5,648,033 shares of Common Stock

9. Sole dispositive power: 3,001 shares of Common Stock

10. Shared dispositive power: 5,648,033 shares of Common Stock

11. Aggregate amount beneficially owned by each reporting person:

5,651,034 shares of common stock

12. Check if the aggregate amount in row 11, above, excludes certain shares (See Instructions): ☐

13. Percent of class represented by amount in row 11, above:

13.12%

14. Type of reporting person (See Instructions):

IN

CUSIP No. 050734-10-2

1. Name of reporting person: Sean Bradley

2. Check the appropriate box if a member of a group (See instructions):

(a) ☐
(b) ☐

3. SEC use only:

4. Source of funds: OO See Item 3

5. Check if disclosure of legal proceedings is required pursuant to Items 2(d) or (d): ☐

6. Citizenship or place or organization: United States

Number of shares beneficially owned by each reporting person with:

7. Sole voting power: 2,587 shares of Common Stock

8. Shared voting power: 5,648,033 shares of Common Stock

9. Sole dispositive power: 2,587 shares of Common Stock

10. Shared dispositive power: 5,648,033 shares of Common Stock

11. Aggregate amount beneficially owned by each reporting person:

5,650,620 shares of common stock

12. Check if the aggregate amount in row 11, above, excludes certain shares (See Instructions): ☐

13. Percent of class represented by amount in row 11, above:

13.12%

14. Type of reporting person (See Instructions):

IN

ITEM 1. SECURITY AND ISSUER

Common Stock
AudioEye Inc.
9070 S. Rita Road, Suite 1450
Tucson, Arizona 85747

ITEM 2. IDENTITY AND BACKGROUND

This statement is being filed by Bradley Brothers, LLC (“BB”), Nathaniel Bradley and Sean Bradley (collectively, the “Reporting Persons”).  BB is an Arizona limited liability company, whose principal business is investments.  Nathaniel Bradley and Sean Bradley are each 50% owners of BB.  Nathaniel Bradley is the Issuer’s Chief Executive Officer, President and a director and Sean Bradley is the Issuer’s Chief Technology Officer, Vice President, Secretary, and a director.  The principal business address for each of the Reporting Persons is 9070 S. Rita Road, Suite 1450, Tucson, Arizona 85747.  During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of which none of the Reporting Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of the Issuer beneficially owned by BB were issued in connection with and as the merger consideration pursuant to the merger of AudioEye Acquisition Corporation (“AEAC”) into the Issuer which occurred on March 25, 2013.  BB was a shareholder of AEAC.  Each of Nathaniel Bradley and Sean Bradley received the shares beneficially owned by such Reporting Persons as to which they have sole voting power and sole dispositive power as a dividend from CMG Holdings Corporation, Inc., the Issuer’s former parent, on February 22, 2013.

ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D.

All of the shares of Common Stock beneficially owned by the Reporting Persons are held for investment.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Reference is made to the disclosure set forth under Items 1 and 3 of this Schedule 13D.

As of April 19, 2013, BB owned 11,296,067 shares of Common Stock.  Assuming a total of 43,062,199 shares of Common Stock outstanding, BB’s ownership constitutes approximately 26.24% of the shares of Common Stock outstanding.

Nathaniel Bradley owns directly 3,001 shares of Common Stock.  Nathaniel Bradley is a 50% owner of BB and shares investment and dispositive power with Sean Bradley as to 5,648,033 shares of Common Stock (50% of 11,296,067 shares).  Nathaniel Bradley disclaims beneficial ownership as to 50% of the 11,296,067 shares.  Based on 43,062,199 shares of Common Stock outstanding, Nathaniel Bradley beneficially owns approximately 13.12% of the shares of Common Stock outstanding.

Sean Bradley owns directly 2,587 shares of Common Stock.  Sean Bradley is a 50% owner of BB and shares investment and dispositive power with Nathaniel Bradley as to 5,648,033 shares of Common Stock (50% of 11,296,067 shares).  Sean Bradley disclaims beneficial ownership as to the 50% of the 11,296,067 shares.  Based on 43,062,199 shares of Common Stock outstanding, Sean Bradley beneficially owns approximately 13.12% of the outstanding Common Stock.

Transactions by the Reporting Persons in shares of Common Stock effected in the past 60 days are described in Item 3 of this Schedule 13D.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Reference is made to the disclosure set forth under Items 1 and 3 of this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 - Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2013	Bradley Brothers LLC
By: /s/ Nathaniel Bradley Nathaniel Bradley, Manager /s/ Sean Bradley Sean Bradley, Manager
Dated: May 9, 2013	/s/ Nathaniel Bradley Nathaniel Bradley
Dated: May 9, 2013	/s/ Sean Bradley Sean Bradley

JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: May 9, 2013	Bradley Brothers LLC
By: /s/ Nathaniel Bradley Nathaniel Bradley, Manager /s/ Sean Bradley Sean Bradley, Manager
Dated: May 9, 2013	/s/ Nathaniel Bradley Nathaniel Bradley
Dated: May 9, 2013	/s/ Sean Bradley Sean Bradley